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                    U.S. Securities and Exchange Commission
                             Washington, DC 20549

                          ---------------------------

                                 Schedule 13G
                                Amendment No. 2

                          ---------------------------

                   Under the Securities Exchange Act of 1934



                             Omnipoint Corporation
                             ---------------------
                               (name of issuer)


                                 Common Stock
                                 ------------
                        (title of class of securities)


                                   68212D102
                                   ---------
                                (CUSIP number)
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                                      13G

CUSIP NO.  68212D102
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    1  NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Douglas G. Smith
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    2  CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]
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    3  SEC USE ONLY

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    4  CITIZENSHIP OR PLACE IF ORGANIZATION
       United States

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     NUMBER OF             5  SOLE VOTING POWER
                              7,826,691
      SHARES               -----------------------------------------------------
   BENEFICIALLY            6  SHARED VOTING POWER
                              31,720
     OWNED BY              -----------------------------------------------------
       EACH                7  SOLE DISPOSITIVE POWER
                              7,826,691
     REPORTING             -----------------------------------------------------
      PERSON               8  SHARED DISPOSTIVE POWER
                              31,720
       WITH
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    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,795,752

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   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [_]
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   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       16.6%

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   12  TYPE OF REPORTING PERSON*
       IN

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Item 1. (a) Name of Issuer

                Omnipoint Corporation

        (b)  Address of Issuer's Principal Executive Offices
                3 Bethesda Metro Center
                Suite 400
                Bethesda, MD 20814

Item 2. (a) Name of Person Filing
                Douglas G. Smith

        (b) Address of Principal Business Office or, if none, Residence 3 Bethesda Metro Center
                Suite 400
                Bethesda, MD 20814

        (c) Citizenship
                United States

        (d) Title of Class of Securities
                Common Stock

        (e) CUSIP Number
                68212D102

Item 3. The Reporting Person is not filing this information statement pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4. Ownership

        (a) As of December 31, 1998, the Reporting Person beneficially owns an aggregate of 8,795,752 shares of Common Stock of Omnipoint Corporation. The 8,795,752 shares include 31,720 shares owned by the Reporting Person's minor children, 6,420,752 shares held by Advance Capital which is a sole proprietorship, and 937,341 shares held in a trust. The Reporting Person does not exercise voting or investment power over, and disclaims beneficial ownership of, the shares held in the trust. The Reporting Person has voting and investment power with respect to the other shares.

          Due to gifts made during the first four business days of January 1999, the Reporting Person beneficially owns an aggregate of 7,595,752 shares of Common Stock of Omnipoint Corporation as of February 16, 1999.

        (b) The 8,795,752 shares of Common Stock beneficially owned by the Reporting Person constitute 16.6% of the total number of shares outstanding as of the end of the fiscal year of 1998.

        (c) Number of shares as to which such person has as of December 31, 1998: (i) sole power to vote or to direct the vote: 7,826,691 shares; (ii) shared power to
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vote or to direct the vote: 31,720 shares; (iii) sole power to dispose or to direct the disposition of: 7,826,691 shares; and (iv) shared power to dispose or to direct the disposition of: 31,720 shares.

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

    Advance Capital is a sole proprietorship which holds 6,420,752 shares of Common Stock of Omnipoint Corporation as of December 31, 1998. The Reporting Person has the voting and investment power with respect to these securities.

Item 7.
          Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

          N/A

Item 8.
          Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

       N/A
                                   Signature

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 1999



                            By: /s/ Douglas G. Smith
                                -----------------------
                                Douglas G. Smith